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                            October 25, 2023

       Christopher Eperjesy
       Chief Financial Officer
       Custom Truck One Source, Inc.
       7701 Independence Ave
       Kansas City, MO 64125

                                                        Re: Custom Truck One
Source, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 14,
2023
                                                            File No. 1-38186

       Dear Christopher Eperjesy:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of
       Operations, page 24

   1. We note your disclosure of Ending OEC, Average OEC on rent and OEC on rent yield used as a basis for
determining your financial loan covenants. Please tell us your consideration of
identifying these amounts as non-GAAP measures since you exclude the effect of adjustments
to rental equipment fleet acquired in business combinations in your computation of these
measures. Also, tell us your consideration of making the disclosures in Question 102.09 of
the Non-GAAP Financial Measures Compliance and Disclosure
                                                        Interpretations and
Item 10(e)(1)(i) of Regulation S-K where you present these
                                                        measures. This comment
also applies to your earnings releases filed on Forms 8-K.

       Adjusted EBITDA, page 28

   2. We note your disclosure of Adjusted EBITDA used as a performance measure and to measure performance
against your credit agreement. Please tell us how the non-cash
 Christopher Eperjesy
Custom Truck One Source, Inc.
October 25, 2023
Page 2
         purchase accounting and sales-type lease adjustments are not considered individually tailored in the context of a performance measure. Refer to Question
100.04 of the Non-
         GAAP Financial Measures Compliance and Disclosure Interpretations. To the extent they are considered individually tailored, please remove references to performance measures in future filings and frame the disclosure in the context of the credit agreement. Refer to
         Question 102.09 of the Non-GAAP Financial Measures Compliance and Disclosure
         Interpretations. Also, refer to response 2 in your letter dated October 25, 2021. In addition, please tell us your consideration of reconciling Adjusted EBITDA to net cash provided by operating activities, the most directly comparable liquidity financial measure presented in accordance with GAAP.
Consolidated Statements of Stockholders' Equity (Deficit), page 49

3. Please tell us your consideration of including an additional line item in your statement of
         stockholders    equity for the year ended December 31, 2021 related to
the common stock
         issued for cash.
Note 9: Long-Term Debt, page 66

4. We note your ABL Facility and your 2029 Secured Notes contain restrictive covenants that limit your ability to pay dividends and make other distributions. Please tell us your consideration of the disclosures in Rule 4-08(e)(3) of Regulation S-X. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameChristopher Eperjesy                          Sincerely,
Comapany NameCustom Truck One Source, Inc.
                                                                Division of
Corporation Finance
October 25, 2023 Page 2                                         Office of Trade
& Services
FirstName LastName